WOODSIDE
AUSTRALIAN ENERGY

02 NOV 20 AM 9:45

7 November 2002

02060339

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- News Release in relation to contracts being awarded for North West Shelf's second trunkline, lodged with the Australian Stock Exchange on 7 November 2002.

It would be greatly appreciated if you could return by fax (61+ 8 9348 4990) a copy of this letter as proof of receipt.

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Yours faithfully
WOODSIDE PETROLEUM LTD.

REBECCA SIMS
Administration Officer

dlw 12/11

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Thursday, 7 November 2002
Time 8.30am (WST)

CONTRACTS AWARDED FOR NORTH WEST SHELF'S SECOND TRUNKLINE PROJECT

The North West Shelf Venture today announced the award of two contracts for its second trunkline project.

A contract worth more than A$100 million for subsea installation activities was awarded to a Joint Venture between two-Perth based companies, Technip-Coflexip Oceania Pty Ltd and Subsea 7 Australia Pty Ltd.

A contract worth more than A$40 million for rock dumping was awarded to Van Oord ACZ Offshore BV of the Netherlands.

The Technip-Coflexip - Subsea 7 Joint Venture will provide specialist subsea installation services including provision of a diving support vessel and heavy lift vessel.

The scope of work includes:

- installation of two large subsea valve skids manufactured in Kwinana;
- installation over the deepwater section of the trunkline of 900, 32-tonne pre-cast concrete gravity anchors manufactured near Karratha; and
- removal of 40"/30" ball valves currently at the base of the North Rankin A gas production platform and installation of a skid-based 40" subsea isolation check valve.

Installation engineering will be done in Perth and Australian crews will be used for the offshore campaign. The peak workforce will be about 200 people.

Work on the contract is expected to start in August 2003 and be completed by June 2004.

The rock dumping contract involves the placement of about 450,000m^3 of locally quarried rock on the trunkline to stabilise it on the seabed.

The rock will be placed over the trunkline for the first 30km from shore, as well as around the concrete gravity anchors in the deepwater section.

Australian-based crews will be used on board the specialist vessels, SSDV Jan Steen and FFPV Rocky Giant, as well as onshore to load the rock on board the vessels.

Work on the contract will start in July 2003 and be completed in January 2004.

The second trunkline project is an integral part of current expansion of the Venture's gas production and liquefaction facilities, which includes the construction of a fourth Liquefied Natural Gas processing train and associated infrastructure. Completion of the second trunkline project is expected in mid-2004.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES

Woodside Energy Ltd.

Tony Johnson, Senior Adviser External Affairs

W: (08) 9348 5034 M: (0417) 916 638